# Bodygood Nutrition

Financial Statements
*for the period ending 12/31/2022*

Confidential
*Unaudited - For management use only*

# BodyGood Nutrition
## Balance Sheet
### As of December 31, 2022

| | 12/31/2022 | 11/30/2022 | 10/31/2022 | 9/30/2022 | 8/31/2022 | 7/31/2022 | 6/30/2022 | 5/31/2022 | 4/30/2022 | 3/31/2022 | 2/28/2022 | 1/31/2022 | 12/31/2021 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Assets:** | | | | | | | | | | | | | |
| Cash and Cash Equivalents | $ 568,512 | $ 756,467 | $ 549,095 | $ 1,012,907 | $ 293,720 | $ 398,166 | $ 1,120,513 | $ 420,467 | $ 250,618 | $ 1,157,066 | $ 882,559 | $ 1,162,671 | $ 1,529,807 |
| Accounts Receivable | 415,202 | 535,490 | 548,793 | 599,148 | 258,553 | 329,830 | 240,625 | 180,040 | 155,617 | 168,588 | 225,799 | 223,272 | 152,104 |
| Prepaid Expenses | 43,484 | 53,595 | 28,861 | 32,337 | 35,313 | 33,525 | 33,037 | 40,536 | 24,827 | 35,854 | 42,018 | 45,270 | 14,228 |
| Inventory | | | | | | | | | | | | | |
| Raw Material Inventory | 1,453,635 | 1,365,530 | 1,378,376 | 1,323,699 | 1,591,546 | 1,359,354 | 1,279,026 | 884,358 | 644,135 | 645,222 | 283,619 | 57,966 | 96,651 |
| Finished Good Inventory | 1,559,798 | 1,712,793 | 1,609,056 | 1,604,496 | 1,526,865 | 1,283,908 | 1,040,356 | 1,116,589 | 773,056 | 898,022 | 809,986 | 919,969 | 916,435 |
| Total Inventory | $ 3,013,432 | $ 3,078,323 | $ 2,987,433 | $ 2,928,195 | $ 3,118,412 | $ 2,643,261 | $ 2,319,382 | $ 2,000,947 | $ 1,417,190 | $ 1,543,244 | $ 1,093,605 | $ 977,935 | $ 1,013,085 |
| Fixed Assets | 2,126 | 3,189 | 3,189 | 3,189 | 3,189 | 3,189 | 3,189 | 3,189 | 3,189 | 3,189 | 3,189 | 3,189 | 3,189 |
| Capital Account Increase | 9,196,549 | 9,196,549 | 9,196,549 | 9,196,549 | 9,196,549 | 9,196,549 | 9,196,549 | 9,196,549 | 9,196,549 | 9,196,549 | 9,196,549 | 9,196,549 | 9,196,549 |
| **Total Assets** | $ 13,239,305 | $ 13,623,613 | $ 13,313,919 | $ 13,772,324 | $ 12,905,735 | $ 12,604,520 | $ 12,913,294 | $ 11,841,728 | $ 11,047,990 | $ 12,104,490 | $ 11,443,718 | $ 11,608,885 | $ 11,908,961 |
| | | | | | | | | | | | | | |
| **Liabilities and Member Equity** | | | | | | | | | | | | | |
| *Liabilities* | | | | | | | | | | | | | |
| Current Liabilities | | | | | | | | | | | | | |
| Accounts Payable | $ 168,244 | $ 516,549 | $ 236,156 | $ 509,192 | $ 1,737,878 | $ 1,175,784 | $ 1,326,548 | $ 940,846 | $ 328,237 | $ 918,669 | $ 359,620 | $ 369,545 | $ 452,752 |
| Accrued Expenses | 250,608 | 250,041 | 219,127 | 124,991 | 98,066 | 74,599 | 57,756 | 78,836 | 60,042 | 73,058 | 29,935 | 16,886 | 17,146 |
| Credit Cards | 45,980 | 58,235 | 53,731 | 48,662 | 41,010 | 64,095 | 48,975 | 4,468 | 5,123 | 6,035 | 60,324 | 98,111 | 134,744 |
| Insurance Financing | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Short Term Loans | 1,000,000 | 1,000,000 | 1,000,000 | 1,000,000 | 1,041,656 | 1,231,771 | 1,179,584 | 509,972 | 167,718 | 411,597 | 365,054 | 286,429 | 200,778 |
| Amazon Lending | 583,179 | 633,495 | 394,144 | 435,914 | 477,373 | 473,823 | 515,386 | 402,216 | 457,851 | 513,821 | 329,197 | 374,837 | 420,137 |
| EIDL | 502,180 | 503,130 | 501,563 | 500,000 | 500,000 | 500,000 | 500,000 | 502,000 | 502,000 | 502,000 | 502,000 | 502,000 | 501,900 |
| Due to TWS | 514,766 | 512,853 | 510,940 | 759,027 | 507,115 | 505,202 | 503,289 | 501,376 | 499,463 | 497,551 | 495,638 | 493,725 | 491,812 |
| Loan Payable - Stonyridge | - | - | - | 250,000 | - | - | - | - | - | - | - | - | - |
| Due To Robin Hood Brands | - | - | - | - | - | - | - | - | - | - | (300) | - | - |
| Sales Tax Payable | 1,524 | 1,108 | 413 | 1,720 | 1,297 | 590 | 2,029 | 1,596 | 1,024 | 1,484 | 937 | 571 | 1,988 |
| Total Current Liabilities | $ 3,066,481 | $ 3,475,410 | $ 2,916,074 | $ 3,629,505 | $ 4,404,394 | $ 4,025,864 | $ 4,133,566 | $ 2,941,310 | $ 2,021,459 | $ 2,924,215 | $ 2,142,406 | $ 2,142,103 | $ 2,221,257 |
| | | | | | | | | | | | | | |
| Long Term Liabilities | | | | | | | | | | | | | |
| Member Loan RHB | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 |
| Accrued Interest RHB | 21,311 | 20,890 | 20,482 | 20,061 | 19,653 | 19,232 | 18,811 | 19,512 | 17,982 | 17,574 | 17,153 | 16,772 | 16,351 |
| Member Loan Total Wellness | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 | 200,000 |
| Accrued Interest Total Wellness | 21,532 | 21,111 | 20,703 | 20,282 | 19,874 | 19,453 | 20,140 | 19,733 | 18,203 | 17,795 | 17,374 | 16,993 | 16,572 |
| Total Long Term Liabilities | $ 442,843 | $ 442,001 | $ 441,185 | $ 440,343 | $ 439,527 | $ 438,685 | $ 438,951 | $ 439,245 | $ 436,184 | $ 435,369 | $ 434,527 | $ 433,766 | $ 432,923 |
| **Total Liabilities** | $ 3,509,324 | $ 3,917,411 | $ 3,357,259 | $ 4,069,848 | $ 4,843,922 | $ 4,464,549 | $ 4,572,517 | $ 3,380,554 | $ 2,457,643 | $ 3,359,584 | $ 2,576,932 | $ 2,575,869 | $ 2,654,180 |
| | | | | | | | | | | | | | |
| *Member Equity* | | | | | | | | | | | | | |
| Total Wellness Solutions | 4,554,772 | 4,554,772 | 4,554,772 | 4,554,772 | 4,554,772 | 4,554,772 | 4,554,772 | 4,554,772 | 4,554,772 | 4,554,772 | 4,554,772 | 4,554,772 | 4,554,772 |
| Robin Hood Brands | 4,281,485 | 4,281,485 | 4,281,485 | 4,281,485 | 4,281,485 | 4,281,485 | 4,281,485 | 4,281,485 | 4,281,485 | 4,281,485 | 4,281,485 | 4,281,485 | 4,281,485 |
| Jason Zinn | 273,286 | 273,286 | 273,286 | 273,286 | 273,286 | 273,286 | 273,286 | 273,286 | 273,286 | 273,286 | 273,286 | 273,286 | 273,286 |
| Class C | 3,365,000 | 3,365,000 | 3,365,000 | 3,365,000 | 3,365,000 | 3,365,000 | 3,365,000 | 3,365,000 | 3,365,000 | 3,365,000 | 3,365,000 | 3,365,000 | 3,365,000 |
| WeFunder | 2,245,190 | 2,006,054 | 2,012,554 | 1,588,632 | - | - | - | - | - | - | - | - | - |
| Retained Earnings (to be allocated) | (3,219,762) | (3,219,762) | (3,219,762) | (3,219,762) | (3,219,762) | (3,219,762) | (3,219,762) | (3,219,762) | (3,219,762) | (3,219,762) | (3,219,762) | (3,219,762) | (1,104,304) |
| Net Income | (1,769,991) | (1,554,634) | (1,310,676) | (1,140,937) | (1,192,968) | (1,114,810) | (914,004) | (793,608) | (664,434) | (509,876) | (387,996) | (221,765) | (2,115,458) |
| **Total Member Equity** | $ 9,729,981 | $ 9,706,202 | $ 9,956,660 | $ 9,702,476 | $ 8,061,814 | $ 8,139,971 | $ 8,340,777 | $ 8,461,173 | $ 8,590,347 | $ 8,744,905 | $ 8,866,785 | $ 9,033,016 | $ 9,254,781 |
| | | | | | | | | | | | | | |
| **Total Liabilities and Member Equity** | $ 13,239,305 | $ 13,623,613 | $ 13,313,919 | $ 13,772,324 | $ 12,905,735 | $ 12,604,520 | $ 12,913,294 | $ 11,841,728 | $ 11,047,990 | $ 12,104,490 | $ 11,443,718 | $ 11,608,885 | $ 11,908,961 |

**BodyGood Nutrition**
**Income Statement**
**For the 12 months ending December 31, 2022**

| | December-22 | November-22 | October-22 | September-22 | August-22 | July-22 | June-22 | May-22 | April-22 | March-22 | February-22 | January-22 | December-21 | TTM |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | | | | | | | | |
| Product - Amazon | $ 427,225 | $ 545,526 | $ 522,523 | $ 478,897 | $ 598,930 | $ 688,569 | $ 731,942 | $ 626,317 | $ 556,798 | $ 668,891 | $ 559,800 | $ 744,044 | $ 577,222 | $ 7,149,463 |
| Product - Retail | 44,888 | 7,574 | 127,293 | 348,004 | 106,767 | - | 103,837 | - | - | - | 1,677 | 3,070 | 614 | 743,109 |
| Product - D2C | 53,868 | 70,500 | 52,040 | 54,002 | 63,528 | 63,242 | 53,013 | 58,134 | 51,877 | 56,272 | 40,674 | 55,145 | 47,670 | 672,297 |
| Ancillary - Amazon | 6,833 | 8,157 | 9,205 | 8,574 | 10,608 | 11,493 | 12,142 | 10,185 | 10,144 | 10,077 | 5,784 | 7,395 | 5,413 | 110,597 |
| Other Revenue | (6,568) | (1,174) | (4,571) | (4,095) | (7,221) | (3,962) | (2,893) | 656 | (1,482) | 1,351 | (706) | (2,105) | 15,527 | (32,768) |
| **Gross Revenue** | **526,247** | **630,584** | **706,490** | **885,382** | **772,613** | **759,342** | **898,041** | **695,293** | **617,337** | **736,591** | **607,230** | **807,549** | **646,446** | **8,642,697** |
| Product Refunds | (7,206) | (7,132) | (8,107) | (6,588) | (8,133) | (11,733) | (11,134) | (10,522) | (10,615) | (11,647) | (10,160) | (11,590) | (9,773) | (114,565) |
| Ancillary Refunds | (120) | (106) | (101) | (60) | (105) | (99) | (180) | (142) | (213) | (152) | (152) | (123) | (131) | (1,555) |
| **Total Refunds** | **(7,326)** | **(7,238)** | **(8,208)** | **(6,648)** | **(8,238)** | **(11,832)** | **(11,313)** | **(10,664)** | **(10,828)** | **(11,800)** | **(10,311)** | **(11,713)** | **(9,904)** | **(116,120)** |
| Refunds % of Gross Revenue | *-1.4%* | *-1.1%* | *-1.2%* | *-0.8%* | *-1.1%* | *-1.6%* | *-1.3%* | *-1.5%* | *-1.8%* | *-1.6%* | *-1.7%* | *-1.5%* | *-1.5%* | *-1.3%* |
| **Net Revenue** | **518,920** | **623,346** | **698,282** | **878,734** | **764,375** | **747,510** | **886,727** | **684,629** | **606,509** | **724,791** | **596,918** | **795,836** | **636,542** | **8,526,578** |
| *Growth over prior month* | *-16.8%* | *-10.7%* | *-20.5%* | *15.0%* | *2.3%* | *-15.7%* | *29.5%* | *12.9%* | *-16.3%* | *21.4%* | *-25.0%* | *25.0%* | *-5.9%* | |
| **Expenses** | | | | | | | | | | | | | | |
| **Cost of Goods Sold** | | | | | | | | | | | | | | |
| Product COGS - Amazon | 97,482 | 125,497 | 121,608 | 107,569 | 126,802 | 147,927 | 158,748 | 130,020 | 112,698 | 146,040 | 121,242 | 162,876 | 125,926 | 1,558,509 |
| Product COGS - Retail | 21,792 | 2,637 | 46,223 | 133,875 | 45,886 | - | 57,218 | 4,420 | - | - | 608 | 1,095 | 204 | 8,517 |
| Product COGS - D2C | 17,264 | 22,260 | 18,895 | 19,754 | 18,558 | 17,538 | 15,410 | 17,510 | 15,498 | 16,862 | 12,094 | 16,334 | 14,653 | 207,976 |
| Product COGS - Other | 3,143 | 12,464 | 8,236 | 5,742 | 13,326 | 17,822 | 24,038 | 13,261 | 546 | 6,493 | 10,750 | - | (851) | 115,821 |
| Inventory Adjustments | 5,715 | 1,417 | 8,031 | - | - | - | 13,249 | (1) | - | - | - | 1,534 | (2,322) | 29,945 |
| **Total Cost of Goods Sold** | **145,396** | **164,274** | **202,993** | **266,939** | **204,572** | **183,287** | **268,663** | **165,210** | **128,742** | **169,395** | **144,695** | **181,839** | **137,609** | **2,226,003** |
| **Gross Margin** | **373,525** | **459,072** | **495,289** | **611,795** | **559,802** | **564,223** | **618,064** | **519,419** | **477,767** | **555,396** | **452,224** | **613,997** | **498,933** | **6,300,574** |
| *Gross Profit* | *72.0%* | *73.6%* | *70.9%* | *69.6%* | *73.2%* | *75.5%* | *69.7%* | *75.9%* | *78.8%* | *76.6%* | *75.8%* | *77.2%* | *78.4%* | *73.9%* |
| **Amazon Selling Expenses** | | | | | | | | | | | | | | |
| Amazon Selling Fees | 54,021 | 68,526 | 68,709 | 62,097 | 88,162 | 104,504 | 108,371 | 95,119 | 88,262 | 100,079 | 83,381 | 104,347 | 76,992 | 1,025,579 |
| **Total Amazon Selling Expenses** | **54,021** | **68,526** | **68,709** | **62,097** | **88,162** | **104,504** | **108,371** | **95,119** | **88,262** | **100,079** | **83,381** | **104,347** | **76,992** | **1,025,579** |
| *Selling Expense % of Amazon Revenue* | *12.7%* | *12.5%* | *13.1%* | *12.9%* | *14.7%* | *15.2%* | *14.8%* | *15.2%* | *15.9%* | *15.0%* | *15.0%* | *14.1%* | *13.4%* | *12.0%* |
| **Other Direct Costs** | | | | | | | | | | | | | | |
| Product Development | 260 | 156 | - | 151 | 537 | 2,680 | 1,074 | 503 | 8,091 | 487 | 250 | 250 | - | 14,440 |
| Retail Costs | 80,784 | 102,676 | 100,596 | 26,756 | 13,554 | 9,378 | 2,517 | 4,875 | 12,980 | 3,273 | 690 | 1,906 | 721 | 359,985 |
| D2C Costs | 2,874 | 2,789 | 2,806 | 2,899 | 2,807 | 2,744 | 2,706 | 2,744 | 2,691 | 2,741 | 2,592 | 2,043 | 1,912 | 32,437 |
| **Total Other Direct Costs** | **83,919** | **105,621** | **103,402** | **29,806** | **16,898** | **14,802** | **6,298** | **8,122** | **23,762** | **6,502** | **3,533** | **4,199** | **2,633** | **406,862** |
| **Marketing Expense** | | | | | | | | | | | | | | 933 |
| Amazon Advertising | 96,045 | 111,515 | 117,934 | 91,265 | 108,459 | 178,907 | 149,501 | 167,980 | 177,605 | 189,743 | 162,288 | 180,434 | 182,601 | 1,731,677 |
| Social & Search | 4,021 | 8,966 | 16,818 | 11,820 | 18,792 | 26,544 | 27,769 | 20,416 | 12,565 | 17,104 | 31,962 | 62,725 | 98,279 | 259,500 |
| Product Promotion | 56,780 | 87,060 | 58,361 | 55,973 | 80,320 | 102,607 | 124,981 | 82,774 | 61,584 | 102,374 | 87,145 | 155,863 | 137,480 | 1,055,821 |
| Other Amazon Marketing | 60 | 60 | 59 | 59 | 59 | 59 | 60 | 60 | 60 | 61 | 61 | 61 | 62 | 721 |
| Marketing Tools | 2,267 | 5,013 | 3,418 | 4,715 | 3,015 | 9,213 | 4,319 | 4,330 | 3,892 | 3,752 | 3,670 | 3,006 | - | 50,610 |
| Videos & Media Buying | (3,619) | 1,199 | - | - | - | 54 | 8,179 | 17 | - | - | - | 779 | 134,335 | 6,609 |
| Marketing Inserts | - | - | - | - | - | - | - | - | - | - | - | - | - | 7,150 |
| Trade Show/Promotion | - | - | - | 10,647 | 2,277 | - | - | - | - | - | - | - | - | 12,924 |
| Independent Contractors | 11,829 | 25,313 | 11,666 | 10,003 | 12,674 | 37,526 | 16,027 | 17,738 | 20,184 | 20,900 | 22,450 | 31,082 | 39,491 | 237,393 |
| **Total Marketing Expenses** | **177,383** | **239,252** | **208,254** | **194,481** | **225,596** | **355,736** | **331,741** | **293,316** | **275,890** | **333,933** | **307,577** | **433,951** | **599,397** | **3,377,109** |
| *Marketing Expense % of Revenue (ex. Trade Show)* | *34.2%* | *38.4%* | *29.8%* | *20.9%* | *29.2%* | *47.6%* | *37.4%* | *42.8%* | *45.5%* | *46.1%* | *51.5%* | *54.5%* | *94.2%* | *39.6%* |

BodyGood Nutrition
Income Statement
For the 12 months ending December 31, 2022

| | December-22 | November-22 | October-22 | September-22 | August-22 | July-22 | June-22 | May-22 | April-22 | March-22 | February-22 | January-22 | December-21 | TTM |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Fulfillment** | | | | | | | | | | | | | | |
| Amazon FBA Fees | 63,755 | 81,586 | 75,387 | 66,836 | 84,566 | 96,676 | 102,617 | 88,496 | 74,231 | 95,552 | 79,272 | 103,736 | 79,907 | 1,012,710 |
| Freight to Amazon/Customers | 3,456 | 2,949 | 8,847 | 1,840 | 3,072 | 5,029 | 4,222 | 10,769 | 2,752 | 2,039 | 2,412 | 7,592 | 3,153 | 54,978 |
| Inventory Holding | 4,682 | 4,773 | 1,761 | 1,915 | 1,867 | 1,716 | 1,383 | 1,440 | 1,597 | 1,880 | 1,125 | 3,986 | 3,913 | 28,125 |
| Warehouse Storage | 3,154 | 4,218 | 4,761 | 3,857 | 2,881 | 3,181 | 1,900 | 1,175 | 1,500 | 1,500 | 1,215 | 1,275 | 1,515 | 30,616 |
| Warehouse Pick N Pack | 22,069 | 27,762 | 19,690 | 20,728 | 32,083 | 20,867 | 20,426 | 22,456 | 21,603 | 16,500 | 15,145 | 22,900 | 19,339 | 262,228 |
| **Total Fulfillment** | **97,116** | **121,289** | **110,447** | **95,175** | **124,469** | **127,469** | **130,548** | **124,336** | **101,683** | **117,471** | **99,168** | **139,488** | **107,827** | **1,388,658** |
| *Amazon FBA Fees % of AMZ Revenue* | *14.9%* | *14.9%* | *14.4%* | *13.9%* | *14.1%* | *14.0%* | *14.0%* | *14.1%* | *13.3%* | *14.3%* | *14.3%* | *14.0%* | *14.0%* | *14.2%* |
| **Contribution** | (38,654) | (75,459) | 4,477 | 230,388 | 105,214 | (35,608) | 42,181 | (971) | (3,738) | (2,101) | (41,184) | (67,738) | (287,916) | 116,807 |
| *Contribution Margin* | *-7.4%* | *-12.1%* | *0.6%* | *26.2%* | *13.8%* | *-4.8%* | *4.8%* | *-0.1%* | *-0.6%* | *-0.3%* | *-6.9%* | *-8.5%* | *-45.2%* | *1.4%* |
| **Contribution to Overhead and COGS** | $ 106,742 | $ 88,814 | $ 207,470 | $ 497,326 | $ 309,787 | $ 147,678 | $ 310,844 | $ 164,239 | $ 125,004 | $ 167,294 | $ 103,510 | $ 114,102 | $ (150,307) | $ 2,342,811 |
| *Contribution % of Net Revenue* | *20.6%* | *14.2%* | *29.7%* | *56.6%* | *40.5%* | *19.8%* | *35.1%* | *24.0%* | *20.6%* | *23.1%* | *17.3%* | *14.3%* | *-23.6%* | *27.5%* |
| **G&A** | | | | | | | | | | | | | | |
| Payroll | 100,565 | 100,451 | 103,288 | 108,210 | 110,230 | 92,999 | 97,327 | 91,562 | 87,491 | 83,701 | 84,059 | 69,810 | 54,582 | 1,129,693 |
| Insurance | 8,431 | 2,852 | 2,297 | 2,297 | 3,075 | 1,850 | 1,067 | 1,067 | 2,406 | 1,067 | 1,067 | 1,067 | 1,067 | 28,542 |
| Legal & Professional Services | 6,819 | 9,264 | 9,380 | 10,805 | 7,636 | 6,140 | 18,260 | 11,045 | 13,072 | 4,840 | 21,643 | 66,955 | 7,461 | 185,857 |
| Travel/Entertainment | 6,124 | 1,260 | 1,694 | 4,809 | 7,575 | 3,078 | 1,296 | 5,943 | 1,586 | 121 | 4,088 | - | 562 | |
| Other Expenses | 6,941 | 6,175 | 5,167 | 5,921 | 8,908 | 7,255 | 5,838 | 5,228 | 7,198 | 5,302 | 5,397 | 6,996 | 5,812 | 76,326 |
| **Total G&A** | **128,880** | **120,001** | **121,826** | **132,043** | **137,424** | **111,321** | **123,788** | **114,844** | **111,753** | **95,031** | **116,253** | **144,827** | **69,483** | **1,457,992** |
| **Total Operating Expenses** | **541,319** | **654,688** | **612,638** | **513,602** | **592,549** | **713,832** | **700,745** | **635,738** | **601,349** | **653,016** | **609,911** | **826,812** | **856,332** | **7,656,199** |
| **Total Operating Income** | $ **(167,794)** | $ **(195,616)** | $ **(117,348)** | $ **98,193** | $ **(32,747)** | $ **(149,609)** | $ **(82,681)** | $ **(116,319)** | $ **(123,582)** | $ **(97,620)** | $ **(157,687)** | $ **(212,815)** | $ **(357,400)** | $ **(1,355,625)** |
| Resale of Raw Material | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Fundraising Expenses | 25,725 | 28,297 | 26,057 | 26,699 | 26,601 | 22,160 | 22,500 | - | 15,000 | - | - | - | - | 193,039 |
| Management Fee | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Management Fee Interest | 1,913 | 1,913 | 1,913 | 1,913 | 1,913 | 1,913 | 1,913 | 1,913 | 1,913 | 1,913 | 1,913 | 1,913 | 1,913 | 22,953 |
| Taxes | - | - | - | 659 | 4 | - | - | - | 5,790 | 12,590 | - | - | - | 19,043 |
| Amazon Interest | 5,010 | 3,249 | 3,266 | 3,576 | 3,550 | 3,472 | 1,974 | 3,176 | 2,841 | 4,882 | 2,544 | 2,883 | 3,220 | 40,422 |
| Loan Interest | 14,915 | 14,883 | 21,155 | 13,315 | 13,343 | 23,652 | 11,329 | 7,767 | 5,433 | 4,876 | 4,087 | 4,155 | 3,129 | 138,908 |
| **Net Income** | (215,357) | (243,958) | (169,739) | 52,031 | (78,157) | (200,806) | (120,396) | (129,174) | (154,558) | (121,880) | (166,230) | (221,765) | (365,661) | (1,769,991) |

# BodyGood Nutrition
## Brand Summary

|  |  | December-22 | November-22 | October-22 | September-22 | August-22 | July-22 | June-22 | May-22 | April-22 | March-22 | February-22 | January-22 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **PureBoost – All Sales Channels** | | | | | | | | | | | | | |
| Units | | 18,511 | 20,304 | 28,563 | 39,136 | 35,982 | 23,416 | 35,844 | 21,176 | 18,783 | 23,936 | 19,641 | 26,664 |
| Revenue | $ | 525,981 | 623,601 | 701,856 | 880,903 | 769,225 | 751,811 | 888,792 | 684,452 | 608,675 | 725,162 | 602,151 | 802,259 |
| Ancillary Revenue | $ | 6,833 | 8,157 | 9,205 | 8,574 | 10,608 | 11,493 | 12,142 | 10,185 | 10,144 | 10,077 | 5,784 | 7,395 |
| Total Revenue | $ | 532,814 | 631,758 | 711,061 | 889,477 | 779,833 | 763,304 | 900,934 | 694,637 | 618,819 | 735,239 | 607,936 | 809,654 |
| COGS | $ | 136,538 | 150,393 | 186,726 | 261,197 | 191,246 | 165,464 | 231,376 | 151,950 | 128,196 | 162,902 | 133,944 | 180,305 |
| Gross Profit | $ | 396,276 | 481,365 | 524,335 | 628,280 | 588,587 | 597,839 | 669,558 | 542,687 | 490,624 | 572,337 | 473,991 | 629,349 |
| Gross Margin | | 74.4% | 76.2% | 73.7% | 70.6% | 75.5% | 78.3% | 74.3% | 78.1% | 79.3% | 77.8% | 78.0% | 77.7% |
| Promotion | $ | 56,780 | 87,060 | 58,361 | 55,973 | 80,320 | 102,607 | 124,981 | 82,774 | 61,584 | 102,374 | 87,145 | 155,863 |
| Selling Fees | $ | 54,021 | 68,526 | 68,709 | 62,097 | 88,162 | 104,504 | 108,371 | 95,119 | 88,262 | 100,079 | 83,381 | 104,347 |
| FBA Fees | $ | 63,755 | 81,586 | 75,387 | 66,836 | 84,566 | 96,676 | 102,617 | 88,496 | 74,231 | 95,552 | 79,272 | 103,736 |
| D2C/Retail Costs | $ | 83,658 | 105,465 | 103,402 | 29,655 | 16,361 | 12,123 | 5,223 | 7,619 | 15,671 | 6,014 | 3,283 | 3,949 |
| Contribution | $ | 138,063 | 138,728 | 218,476 | 413,721 | 319,177 | 281,930 | 328,366 | 268,678 | 250,877 | 268,318 | 220,911 | 261,454 |
| Promotion % of Rev | | 10.8% | 14.0% | 8.3% | 6.4% | 10.4% | 13.6% | 14.1% | 12.1% | 10.1% | 14.1% | 14.5% | 19.4% |
| Contribution Margin | | 25.9% | 22.0% | 30.7% | 46.5% | 40.9% | 36.9% | 36.4% | 38.7% | 40.5% | 36.5% | 36.3% | 32.3% |
| AOV | $ | 28.41 | 30.71 | 24.57 | 22.51 | 21.38 | 32.11 | 24.80 | 32.32 | 32.41 | 30.30 | 30.66 | 30.09 |
| **PureBoost – Amazon** | | | | | | | | | | | | | |
| Units | | 12,668 | 16,196 | 15,504 | 14,189 | 17,832 | 20,480 | 21,729 | 18,660 | 16,521 | 21,432 | 17,754 | 24,077 |
| Revenue | $ | 427,225 | 545,526 | 522,523 | 478,897 | 598,930 | 688,569 | 731,942 | 626,317 | 556,798 | 668,891 | 559,800 | 744,044 |
| Ancillary Revenue | $ | 6,833 | 8,157 | 9,205 | 8,574 | 10,608 | 11,493 | 12,142 | 10,185 | 10,144 | 10,077 | 5,784 | 7,395 |
| Total Revenue | $ | 434,058 | 553,683 | 531,728 | 487,471 | 609,538 | 700,062 | 744,083 | 636,502 | 566,942 | 678,968 | 565,585 | 751,439 |
| COGS | $ | 97,482 | 125,497 | 121,608 | 107,569 | 126,802 | 147,927 | 158,748 | 130,020 | 112,698 | 146,040 | 121,242 | 162,876 |
| Gross Profit | $ | 336,577 | 428,186 | 410,120 | 379,903 | 482,736 | 552,135 | 585,335 | 506,482 | 454,244 | 532,928 | 444,342 | 588,563 |
| Gross Margin | | 77.5% | 77.3% | 77.1% | 77.9% | 79.2% | 78.9% | 78.7% | 79.6% | 80.1% | 78.5% | 78.6% | 78.3% |
| Promotion | $ | 56,780 | 87,060 | 58,361 | 55,973 | 80,320 | 102,607 | 124,981 | 82,774 | 61,584 | 102,374 | 87,145 | 155,863 |
| Selling Fees | $ | 54,021 | 68,526 | 68,709 | 62,097 | 88,162 | 104,504 | 108,371 | 95,119 | 88,262 | 100,079 | 83,381 | 104,347 |
| FBA Fees | $ | 63,755 | 81,586 | 75,387 | 66,836 | 84,566 | 96,676 | 102,617 | 88,496 | 74,231 | 95,552 | 79,272 | 103,736 |
| Contribution | $ | 216,042 | 191,014 | 207,663 | 194,998 | 229,687 | 248,348 | 249,366 | 240,093 | 230,168 | 234,923 | 194,544 | 224,617 |
| Promotion % of Rev | | 13.3% | 16.0% | 11.2% | 11.7% | 13.4% | 14.9% | 17.1% | 13.2% | 11.1% | 15.3% | 15.6% | 20.9% |
| Contribution Margin | | 49.8% | 34.5% | 39.1% | 40.0% | 37.7% | 35.5% | 33.5% | 37.7% | 40.6% | 34.6% | 34.4% | 29.9% |
| AOV | $ | 33.72 | 33.68 | 33.70 | 33.75 | 33.59 | 33.62 | 33.69 | 33.56 | 33.70 | 31.21 | 31.53 | 30.90 |

**BodyGood Nutrition**
**Brand Summary**

| | | December-22 | | November-22 | | October-22 | | September-22 | | August-22 | | July-22 | | June-22 | | May-22 | | April-22 | | March-22 | | February-22 | | January-22 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **PureBoost - D2C** | | | | | | | | | | | | | | | | | | | | | | | | | |
| Units | | 2,381 | | 3,034 | | 2,307 | | 2,435 | | 2,766 | | 2,936 | | 2,307 | | 2,516 | | 2,262 | | 2,504 | | 1,767 | | 2,377 |
| Revenue | $ | 53,868 | $ | 70,500 | $ | 52,040 | $ | 54,002 | $ | 63,528 | $ | 63,242 | $ | 53,013 | $ | 58,134 | $ | 51,877 | $ | 56,272 | $ | 40,674 | $ | 55,145 |
| Ancillary Revenue | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - |
| Total Revenue | $ | 53,868 | $ | 70,500 | $ | 52,040 | $ | 54,002 | $ | 63,528 | $ | 63,242 | $ | 53,013 | $ | 58,134 | $ | 51,877 | $ | 56,272 | $ | 40,674 | $ | 55,145 |
| COGS | $ | 17,264 | $ | 22,260 | $ | 18,895 | $ | 19,754 | $ | 18,558 | $ | 17,538 | $ | 15,410 | $ | 17,510 | $ | 15,498 | $ | 16,862 | $ | 12,094 | $ | 16,334 |
| Gross Profit | $ | 36,604 | $ | 48,240 | $ | 33,145 | $ | 34,248 | $ | 44,970 | $ | 45,704 | $ | 37,604 | $ | 40,624 | $ | 36,380 | $ | 39,409 | $ | 28,580 | $ | 38,811 |
| Gross Margin | | 68.0% | | 68.4% | | 63.7% | | 63.4% | | 70.8% | | 72.3% | | 70.9% | | 69.9% | | 70.1% | | 70.0% | | 70.3% | | 70.4% |
| D2C Sales Expense | $ | 2,874 | $ | 2,789 | $ | 2,806 | $ | 2,899 | $ | 2,807 | $ | 2,744 | $ | 2,706 | $ | 2,744 | $ | 2,691 | $ | 2,741 | $ | 2,592 | $ | 2,043 |
| Contribution | $ | 33,730 | $ | 45,451 | $ | 30,339 | $ | 31,349 | $ | 42,163 | $ | 42,960 | $ | 34,898 | $ | 37,880 | $ | 33,689 | $ | 36,668 | $ | 25,988 | $ | 36,768 |
| Selling Exp % of Rev | | 5.3% | | 4.0% | | 5.4% | | 5.4% | | 4.4% | | 4.3% | | 5.1% | | 4.7% | | 5.2% | | 4.9% | | 6.4% | | 3.7% |
| Contribution Margin | | 62.6% | | 64.5% | | 58.3% | | 58.1% | | 66.4% | | 67.9% | | 65.8% | | 65.2% | | 64.9% | | 65.2% | | 63.9% | | 66.7% |
| AOV | $ | 22.62 | $ | 23.24 | $ | 22.56 | $ | 22.18 | $ | 22.97 | $ | 21.54 | $ | 22.98 | $ | 23.11 | $ | 22.93 | $ | 22.47 | $ | 23.02 | $ | 23.20 |
| | | | | | | | | | | | | | | | | | | | | | | | | |
| **PureBoost - Retail** | | | | | | | | | | | | | | | | | | | | | | | | | |
| Units | | 3,462 | | 1,074 | | 10,752 | | 22,512 | | 15,384 | | 0 | | 11,808 | | 0 | | 0 | | 0 | | 120 | | 210 |
| Revenue | $ | 44,888 | $ | 7,574 | $ | 127,293 | $ | 348,004 | $ | 106,767 | $ | - | $ | 103,837 | $ | - | $ | - | $ | - | $ | 1,677 | $ | 3,070 |
| Ancillary Revenue | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - |
| Total Revenue | $ | 44,888 | $ | 7,574 | $ | 127,293 | $ | 348,004 | $ | 106,767 | $ | - | $ | 103,837 | $ | - | $ | - | $ | - | $ | 1,677 | $ | 3,070 |
| COGS | $ | 21,792 | $ | 2,637 | $ | 46,223 | $ | 133,875 | $ | 45,886 | $ | - | $ | 57,218 | $ | 4,420 | $ | - | $ | - | $ | 608 | $ | 1,095 |
| Gross Profit | $ | 23,096 | $ | 4,938 | $ | 81,070 | $ | 214,130 | $ | 60,881 | $ | - | $ | 46,619 | $ | (4,420) | $ | - | $ | - | $ | 1,069 | $ | 1,975 |
| Gross Margin | | 51.5% | | 65.2% | | 63.7% | | 61.5% | | 57.0% | | 0.0% | | 44.9% | | 0.0% | | 0.0% | | 0.0% | | 63.7% | | 64.3% |
| Retail Sales Expense | $ | 80,784 | $ | 102,676 | $ | 100,596 | $ | 26,756 | $ | 13,554 | $ | 9,378 | $ | 2,517 | $ | 4,875 | $ | 12,980 | $ | 3,273 | $ | 690 | $ | 1,906 |
| Contribution | $ | (57,689) | $ | (97,738) | $ | (19,526) | $ | 187,374 | $ | 47,327 | $ | (9,378) | $ | 44,101 | $ | (9,295) | $ | (12,980) | $ | (3,273) | $ | 378 | $ | 69 |
| Selling Exp % of Rev | | 180.0% | | 1355.6% | | 79.0% | | 7.7% | | 12.7% | | 0.0% | | 2.4% | | 0.0% | | 0.0% | | 0.0% | | 41.2% | | 62.1% |
| Contribution Margin | | -128.5% | | -1290.4% | | -15.3% | | 53.8% | | 44.3% | | 0.0% | | 42.5% | | 0.0% | | 0.0% | | 0.0% | | 22.6% | | 2.3% |
| AOV | $ | 12.97 | $ | 7.05 | $ | 11.84 | $ | 15.46 | $ | 6.94 | $ | - | $ | 8.79 | $ | - | $ | - | $ | - | $ | 13.97 | $ | 14.62 |

## BodyGood Nutrition
## Retail Sales by Customer

| | Dec-22 | Nov-22 | Oct-22 | Sep-22 | Aug-22 | Jul-22 | Jun-22 | May-22 | Apr-22 | Mar-22 | Feb-22 | Jan-22 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Retail Sales by Customer - Units** | | | | | | | | | | | | |
| Target | - | - | - | - | - | - | - | - | - | - | 84 | 138 |
| Thrive | - | - | - | - | - | - | - | - | - | - | 36 | 72 |
| Meijer | 798 | 492 | 204 | 108 | 246 | - | 11,808 | - | - | - | - | - |
| Costco | - | - | 2,160 | 3,204 | 720 | - | - | - | - | - | - | - |
| Walmart | 2,664 | 582 | 1,614 | 8,040 | 14,370 | - | - | - | - | - | - | - |
| Walgreens | 3,078 | - | 6,672 | - | - | - | - | - | - | - | - | - |
| Other | - | - | 102 | 11,160 | 48 | - | - | - | - | - | - | - |
| **Total** | **6,540** | **1,074** | **10,752** | **22,512** | **15,384** | **-** | **11,808** | **-** | **-** | **-** | **120** | **210** |
| | | | | | | | | | | | | |
| **Retail Sales by Customer - Revenue** | | | | | | | | | | | | |
| Target | - | - | - | - | - | - | - | - | - | - | 1,074 | 1,765 |
| Thrive | - | - | - | - | - | - | - | - | - | - | 602 | 1,305 |
| Meijer | 7,070 | 492 | 204 | 108 | 246 | - | 11,808 | - | - | - | - | - |
| Costco | - | - | 63,720 | 99,828 | 21,240 | - | - | - | - | - | - | - |
| Walmart | 13,933 | 3,236 | 9,349 | 46,420 | 83,060 | - | - | - | - | - | - | - |
| Walgreens | 23,885 | - | 51,775 | - | - | - | - | - | - | - | - | - |
| Other | - | - | 659 | 200,804 | 306 | - | - | - | - | - | - | - |
| **Total** | **44,888** | **3,728** | **125,707** | **347,160** | **104,852** | **-** | **11,808** | **-** | **-** | **-** | **1,677** | **3,070** |

**BodyGood Nutrition**
**Cash Flow**
**For the 12 months ending December 31, 2022**

| | December-22 | November-22 | October-22 | September-22 | August-22 | July-22 | June-22 | May-22 | April-22 | March-22 | February-22 | January-22 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Operating Cash Flow** | | | | | | | | | | | | |
| Net Income | $ (215,357) $ | (243,958) $ | (169,739) $ | 52,031 $ | (78,157) $ | (200,806) $ | (120,396) $ | (129,174) $ | (154,558) $ | (121,880) $ | (166,230) $ | (221,765) |
| Change in Inventory | 64,891 | (90,891) | (59,238) | 190,217 | (475,150) | (323,879) | (318,435) | (583,757) | 126,054 | (449,639) | (115,670) | 35,151 |
| Change in Receivables | 120,287 | 13,304 | 50,354 | (340,595) | 71,277 | (89,205) | (60,585) | (24,423) | 12,971 | 57,211 | (2,527) | (71,167) |
| Change in Prepaid Expenses | 10,111 | (24,735) | 3,476 | 2,976 | (1,788) | (488) | 7,499 | (15,709) | 11,026 | 6,165 | 3,252 | (31,042) |
| Change in Accounts Payable | (348,305) | 280,393 | (273,036) | (1,228,686) | 562,094 | (150,764) | 385,702 | 612,609 | (590,432) | 559,049 | (9,925) | (83,207) |
| Change in Accrued Expenses | 568 | 30,913 | 94,136 | 26,925 | 23,467 | 16,844 | (21,081) | 18,794 | (13,016) | 43,123 | 13,050 | (261) |
| Change in Credit Card | (12,256) | 4,504 | 5,069 | 7,652 | (23,085) | 15,120 | 44,507 | (655) | (912) | (54,289) | (37,786) | (36,634) |
| Change in Due to Robin Hood | - | - | - | - | - | - | - | - | - | 300 | (300) | - |
| Change in Due to TWS | 1,913 | 1,913 | (248,087) | 251,913 | 1,913 | 1,913 | 1,913 | 1,913 | 1,913 | 1,913 | 1,913 | 1,913 |
| Change in Due to Others | - | - | - | - | - | - | - | - | - | - | - | - |
| Change in Sales Tax Payable | 416 | 695 | (1,306) | 423 | 707 | (1,439) | 434 | 572 | (460) | 547 | 366 | (1,417) |
| Cash Flow from Operations | (377,731) | (27,861) | (598,370) | (1,037,145) | 81,276 | (732,705) | (80,442) | (119,831) | (607,414) | 42,498 | (313,859) | (408,429) |
| **Investing Cash Flow** | | | | | | | | | | | | |
| Change in Fixed Assets | $ 1,063 $ | - $ | - $ | - $ | - $ | - $ | - $ | - $ | - $ | - $ | - $ | - |
| Cash Flow From Investment | 1,063 | - | - | - | - | - | - | - | - | - | - | - |
| **Financing Cash Flow** | | | | | | | | | | | | |
| Change in Accrued Interest | 843 | 815 | 843 | 815 | 843 | (266) | (294) | 3,060 | 815 | 843 | 761 | 843 |
| Capital Raise | 239,136 | (6,500) | 423,922 | 1,588,632 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Change in Loans | (51,265) | 240,918 | (290,207) | 166,885 | (186,565) | 10,624 | 780,782 | 286,619 | (299,849) | 231,167 | 32,985 | 40,451 |
| Cash Flow From Financing | 188,713 | 235,234 | 134,558 | 1,756,332 | (185,722) | 10,358 | 780,488 | 289,679 | (299,034) | 232,010 | 33,746 | 41,293 |
| Net Cash Flow | $ (187,955) $ | 207,372 $ | (463,813) $ | 719,187 $ | (104,446) $ | (722,347) $ | 700,046 $ | 169,848 $ | (906,448) $ | 274,508 $ | (280,112) $ | (367,136) |
| Cash Beginning of Period | $ 756,467 $ | 549,095 $ | 1,012,907 $ | 293,720 $ | 398,166 $ | 1,120,513 $ | 420,467 $ | 250,618 $ | 1,157,066 $ | 882,559 $ | 1,162,671 $ | 1,529,807 |
| Cash End of Period | $ 568,512 $ | 756,467 $ | 549,095 $ | 1,012,907 $ | 293,720 $ | 398,166 $ | 1,120,513 $ | 420,467 $ | 250,618 $ | 1,157,066 $ | 882,559 $ | 1,162,671 |

# BodyGood Nutrition
## Budget vs. Actuals
### December-22

| | Actual | Budget | Total over Budget | % of Budget | Variance Notes |
|---|---|---|---|---|---|
| **Income** | | | | | |
| 40000 Revenue - Pureboost | - | | - | | |
| 41000 Product - Amazon | 427,225 | 550,000 | (122,775) | 77.68% | |
| 42000 Product - D2C | 53,868 | 35,000 | 18,868 | 153.91% | |
| 43000 Product - Retail | 44,888 | 286,180 | (241,292) | 15.69% | |
| 44000 Ancillary - Amazon | 6,833 | | 6,833 | | |
| 45100 Other Revenue | (6,568) | (8,200) | 1,632 | 80.09% | |
| 47000 Refunds | (7,326) | (16,975) | 9,649 | 43.16% | |
| **Total Income** | **518,920** | **846,005** | **(327,085)** | **61.34%** | |
| **Cost of Goods Sold** | | | | | |
| 50000 COGS - Pureboost | - | | - | | |
| 51000 Product Costs - Amazon | 97,482 | 112,750 | (15,268) | 86.46% | |
| 52000 Product Costs - D2C | 17,264 | 9,975 | 7,289 | 173.07% | |
| 53000 Product Costs - Retail | 21,792 | 143,500 | (121,708) | 15.19% | |
| 54000 Product Costs - Other | 3,143 | 2,520 | 623 | 124.71% | |
| 55000 Inventory Adjustments | 5,715 | | 5,715 | | |
| **Total Cost of Goods Sold** | **145,396** | **268,745** | **(123,349)** | **54.10%** | |
| **Gross Profit** | **373,525** | **577,260** | **(203,735)** | **64.71%** | |
| **Expenses** | | | | | |
| 61100 Amazon Sales Expenses | 110,861 | 160,492 | (49,631) | 69.08% | |
| 61200 Retail Sales Expenses | 31,948 | 78,988 | (47,040) | 40.45% | |
| 61300 D2C Sales Expense | 2,855 | 2,537 | 318 | 112.54% | |
| 62000 Marketing | 169,398 | 155,568 | 13,830 | 108.89% | |
| 63000 Fulfillment | 97,116 | 114,977 | (17,861) | 84.47% | |
| 63500 Product Development | 260 | 779 | (519) | 33.41% | |
| 64000 Employee Expenses | 100,388 | 110,541 | (10,153) | 90.81% | |
| 65000 General And Administrative | 27,430 | 16,087 | 11,343 | 170.51% | |
| 69200 Amortization Expense | 1,063 | | 1,063 | | |
| **Total Expenses** | **541,319** | **639,969** | **(98,650)** | **84.59%** | |
| **Net Operating Income** | **(167,794)** | **(62,709)** | **(105,085)** | **267.58%** | |
| **Other Expenses** | | | | | |
| 80500 Fundraising Expenses | 25,725 | 8,000 | 17,725 | 321.56% | |
| 82100 Management Fee Interest | 1,913 | 1,913 | - | 100.00% | |
| 83000 Taxes | | - | - | | |
| 84000 Note Interest | 14,915 | 17,292 | (2,377) | 86.25% | |
| 84100 Amazon Interest | 5,010 | 3,050 | 1,960 | 164.26% | |
| **Total Other Expenses** | **47,562** | **30,255** | **17,308** | **157.21%** | |
| **Net Other Income** | **(47,562)** | **(30,255)** | **(17,308)** | **157.21%** | |
| **Net Income** | **(215,357)** | **(92,964)** | **(122,393)** | **231.66%** | Overall takeaway: revenue is off plan, but mitigated by decreased expenses |

# BodyGood Nutrition
## Budget vs. Actuals
### YTD

|  | Total | | | | |
|---|---|---|---|---|---|
|  | Actual | Budget | over Budget | % of Budget | Variance Notes |
| **Income** | | | | | |
| 40000 Revenue - Pureboost | - | | - | | |
| 41000 Product - Amazon | 7,149,462.57 | 7,667,792.26 | (518,329.69) | 93.24% | |
| 42000 Product - D2C | 672,296.59 | 555,515.72 | 116,780.87 | 121.02% | |
| 43000 Product - Retail | 743,109.36 | 1,607,189.26 | (864,079.90) | 46.24% | |
| 44000 Ancillary - Amazon | 110,597.21 | 55,727.11 | 54,870.10 | 198.46% | |
| 45100 Other Revenue | (32,768.37) | (48,117.85) | 15,349.48 | 68.10% | |
| 47000 Refunds | (116,119.58) | (169,875.52) | 53,755.94 | 68.36% | |
| Shipping Income | - | | - | | |
| **Total Income** | **8,526,577.78** | **9,668,230.98** | **(1,141,653.20)** | **88.19%** | |
| **Cost of Goods Sold** | | | | | |
| 50000 COGS - Pureboost | - | | - | | |
| 51000 Product Costs - Amazon | 1,558,508.91 | 1,606,525.15 | (48,016.24) | 97.01% | |
| 52000 Product Costs - D2C | 207,975.85 | 162,220.97 | 45,754.88 | 128.21% | |
| 53000 Product Costs - Retail | 313,752.86 | 814,791.01 | (501,038.15) | 38.51% | |
| 54000 Product Costs - Other | 115,820.82 | 80,087.93 | 35,732.89 | 144.62% | Freight & logistics between locations |
| 55000 Inventory Adjustments | 29,944.98 | 14,782.39 | 15,162.59 | 202.57% | IMS implementation true ups |
| **Total Cost of Goods Sold** | **2,226,003.42** | **2,678,407.45** | **(452,404.03)** | **83.11%** | |
| **Gross Profit** | **6,300,574.36** | **6,989,823.53** | **(689,249.17)** | **90.14%** | |
| **Expenses** | | | | | |
| 61100 Amazon Sales Expenses | 2,082,120.07 | 2,299,646.29 | (217,526.22) | 90.54% | |
| 61200 Retail Sales Expenses | 221,806.51 | 393,129.21 | (171,322.70) | 56.42% | |
| 61300 D2C Sales Expense | 31,926.41 | 30,443.64 | 1,482.77 | 104.87% | |
| 62000 Marketing | 2,459,305.43 | 2,539,113.36 | (79,807.93) | 96.86% | |
| 63000 Fulfillment | 1,388,657.82 | 1,460,303.97 | (71,646.15) | 95.09% | |
| 63500 Product Development | 14,440.38 | 27,187.98 | (12,747.60) | 53.11% | |
| 64000 Employee Expenses | 1,127,687.56 | 1,173,648.61 | (45,961.05) | 96.08% | |
| 65000 General And Administrative | 329,634.51 | 310,140.98 | 19,493.53 | 106.29% | |
| 69200 Amortization Expense | 1,063.00 | | 1,063.00 | | |
| **Total Expenses** | **7,656,641.69** | **8,233,614.04** | **(576,972.35)** | **92.99%** | |
| **Net Operating Income** | **(1,356,067.33)** | **(1,243,790.51)** | **(112,276.82)** | **109.03%** | |
| **Other Expenses** | | | | | |
| 80500 Fundraising Expenses | 193,039.39 | 161,500.00 | 31,539.39 | 119.53% | |
| 81000 Sales Tax True-Up | (442.37) | | (442.37) | | |
| 82100 Management Fee Interest | 22,953.36 | 22,953.36 | - | 100.00% | |
| 83000 Taxes | 19,042.90 | 18,380.00 | 662.90 | 103.61% | |
| 84000 Note Interest | 138,907.66 | 141,397.22 | (2,489.56) | 98.24% | |
| 84100 Amazon Interest | 40,422.29 | 36,599.03 | 3,823.26 | 110.45% | |
| **Total Other Expenses** | **413,923.23** | **380,829.61** | **33,093.62** | **108.69%** | |
| **Net Other Income** | **(413,923.23)** | **(380,829.61)** | **(33,093.62)** | **108.69%** | |
| **Net Income** | **(1,769,990.56)** | **(1,624,620.12)** | **(145,370.44)** | **108.95%** | **Overall takeaway: revenue is off plan, but mitigated by decreased expenses** |

| | Date | Memo | Account | Amount |
|---|---|---|---|---|
| **Product Development** | | | | |
| cheyenne@pureboost.com | 12/19/2022 | Costco - Costco.com Review | 63510 Product Development:Samples | $ 39 |
| destiny@pureboost.com | 12/12/2022 | Walmart.com - Ordered a box of PB on Walmart.com | 63510 Product Development:Samples | $ 16 |
| edward@pureboost.com | 12/07/2022 | Amazon.com - Liquid IV sample bundle purchase | 63510 Product Development:Samples | $ 65 |
| edward@pureboost.com | 12/15/2022 | Costco - Costco - Pureboost 45ct purchase | 63510 Product Development:Samples | $ 56 |
| kira@pureboost.com | 12/07/2022 | Kira Wilson - Walmart - Walmart box purchase | 63510 Product Development:Samples | $ 39 |
| kristina@pureboost.com | 12/08/2022 | Walmart - Purchased product to write reviews | 63510 Product Development:Samples | $ 45 |
| **Total Product Development** | | | | $ 260 |
| | | | | |
| **Retail Costs** | | | | |
| Chewsy | 12/02/2022 | Invoices Chewsy  LLC. Invoices | 62130 Retail Marketing | $ (423) |
| Chewsy | 12/08/2022 | Invoices Chewsy  LLC. Invoices | 62130 Retail Marketing | $ (51) |
| Chewsy | 12/15/2022 | Invoices Chewsy  LLC. Invoices | 62130 Retail Marketing | $ (64) |
| Criteo Corp | 12/31/2022 | IO-253235 \| Pureboost - Meijer \| Demand side fees | 62130 Retail Marketing | $ 133 |
| Criteo Corp | 12/31/2022 | Advertisement service \| IO-253235 \| Pureboost - Meijer \| Working Me | 62130 Retail Marketing | $ 665 |
| Criteo Corp | 12/31/2022 | IO-253235 \| Pureboost \| Demand side fees | 62130 Retail Marketing | $ 4,021 |
| Criteo Corp | 12/31/2022 | Advertisement service \| IO-253235 \| Pureboost \| Working Media Spend | 62130 Retail Marketing | $ 20,107 |
| Field Agent Inc | 12/31/2022 | Pureboost - Walmart Store and Product Insights | 62130 Retail Marketing | $ 6,886 |
| Field Agent Inc | 12/31/2022 | Agent Expense Reimbursement | 62130 Retail Marketing | $ 7,434 |
| ibotta | 12/31/2022 | Item-Level - Redemption - Q4 2022 | 62130 Retail Marketing | $ 1,808 |
| Khristine Anne Hernandez Samso | 12/05/2022 | Ads: - Amazon: Sponsored Ads | 62320 Retail Creative | $ 72 |
| Meijer | 12/02/2022 | ############################################################ | 61230 Retail Compliance Costs | $ 150 |
| Quartile | 12/29/2022 | QUARTILE LLC      NEW YORK          NY | 62130 Retail Marketing | $ 748 |
| Red Rock Sales and Marketing Inc | 12/20/2022 | Red Rock Sales Retainer Dec'22 | 61210 Retail Broker Fees | $ 500 |
| Red Rock Sales and Marketing Inc | 12/23/2022 | RRS NGVC one-time fee//Product Submission Natural Grocers 2023 | 61210 Retail Broker Fees | $ 750 |
| SPS Commerce | 12/05/2022 | Fulfillment Subscription Fees 11/29/22-12/28/22 | 61290 Retail Software Subscriptions | $ 1,001 |
| SPS Commerce | 12/05/2022 | Credit for prior payments | 61290 Retail Software Subscriptions | $ (198) |
| True Commerce, Inc. | 12/07/2022 | TRUE COMMERCE INC   COLORADO SPRI      CO | 61290 Retail Software Subscriptions | $ 137 |
| | 12/19/2022 | Disputed Meijer charges - approved | 61230 Retail Compliance Costs | $ (421) |
| | 12/31/2022 | RangeMe (annual subscription, monthly expense) | 61290 Retail Software Subscriptions | $ 117 |
| | 12/31/2022 | Target safety review subscription | 61290 Retail Software Subscriptions | $ 162 |
| | 12/31/2022 | Adjustments to commission accrual - mark down based on costs dedu | 61210 Retail Broker Fees | $ (1,685) |
| | 12/31/2022 | Advantage Sales Solutions | 61210 Retail Broker Fees | $ - |
| | 12/31/2022 | Brian Kurkowski | 61210 Retail Broker Fees | $ - |
| | 12/31/2022 | Mittenthal and Associates | 61210 Retail Broker Fees | $ - |
| | 12/31/2022 | Merchants Mentality | 61210 Retail Broker Fees | $ 367 |
| | 12/31/2022 | Wodika and Devine | 61210 Retail Broker Fees | $ 1,347 |
| | 12/31/2022 | Walmart.com Ads | 62130 Retail Marketing | $ 7,500 |
| | 12/31/2022 | UL Info and Insights | 61230 Retail Compliance Costs | $ 132 |
| | 12/31/2022 | BOGO50% Off Full Line UAD Fee | 61260 Retail Promotion | $ 500 |
| | 12/31/2022 | UAD Jan BOGO 50 (12/25 - 1/21/23) 33% off | 61260 Retail Promotion | $ 1,000 |
| | 12/31/2022 | Email Blast -Costco Members | 61260 Retail Promotion | $ 8,000 |
| | 12/31/2022 | OGD + NWT + WT December | 61260 Retail Promotion | $ 10,000 |
| | 12/31/2022 | Dec Membership Savings Program - 45ct Combo Box $10.00 Off est 100 | 61260 Retail Promotion | $ 10,000 |
| | 12/31/2022 | 1World Sync | 61290 Retail Software Subscriptions | $ 90 |
| **Total Retail Costs** | | | | $ 80,784 |
| | | | | - |
| | | | | |
| **D2C Costs** | | | | |
| COFA Media Inc. | 12/27/2022 | Dec retainer | 61300 D2C Sales Expense | 1,250 |
| Gorgias | 12/11/2022 | GORGIAS INC       SAN FRANCISCO     CA | 61300 D2C Sales Expense | 360 |
| Nexcess | 12/11/2022 | NEXCESS        517-3220434      MI | 62400 Website | 19 |
| Shopify. | 12/06/2022 | RECHARGE SHOPIFY APPSSANTA MONICA      CA | 61300 D2C Sales Expense | 587 |
| z - Shopify | 12/08/2022 | SHOPIFY* 135708372  ELK GROVE VILLAGE  IL | 61300 D2C Sales Expense | 557 |
| z - Shopify | 12/18/2022 | SHOPIFY* 135708372  ELK GROVE VILLAGE  IL | 61300 D2C Sales Expense | 101 |
| **D2C Costs** | | | | $ 2,874 |

| | Date | Memo | Account | | Amount |
|---|---|---|---|---|---|
| **Marketing Tools** | | | | | |
| Hype Auditor | 12/22/2022 | HYPEAUDITOR.COM    INDIANAPOLIS    IN | 62175 Marketing:Marketing Software/Tools | $ | 999 |
| Klaviyo | 12/12/2022 | KLAVIYO INC. SOFTWARBOSTON       MA | 62175 Marketing:Marketing Software/Tools | $ | 550 |
| Loyalty Lion | 12/21/2022 | LOYALTYLION      LONDON       GB | 62175 Marketing:Marketing Software/Tools | $ | 699 |
| Soundstripe | 12/14/2022 | SOUNDSTRIPE      NASHVILLE      TN | 62175 Marketing:Marketing Software/Tools | $ | 19 |
| **Total Marketing Tools** | | | | $ | 2,267 |
| | | | | | |
| **Marketing: Independent Contractors** | | | | | |
| Khristine Anne Hernandez Samso | 12/05/2022 | Social - Channel Profile Updates | 62315 General Creative | $ | 53 |
| Khristine Anne Hernandez Samso | 12/05/2022 | Brand: - Logo Files with R - Stockist Icon - Loyalty Icons | 62315 General Creative | $ | 94 |
| Khristine Anne Hernandez Samso | 12/05/2022 | Email: - Customer Survey (Part 2) - Vitamedica Winner Announcement 62340 Email Creative | Abandonment - Flow: Abandoned Cart - Walgreens/Ibotta Offer - BF | | 539 |
| Nozzle | 12/01/2022 | Nozzle Analytics Services for period 10 December 22 - 9 January 23 | 62310 General Marketing Contractors | $ | 750 |
| Upwork | 12/19/2022 | UPWORK*-540897466REFSANTA CLARA | 62370 D2C Marketing/Creative | $ | 394 |
| Straight Up Growth | 12/31/2022 | SUG Accrual | 62310 General Marketing Contractors | $ | 10,000 |
| **Total Marketing: Independent Contractors** | | | | $ | 11,829 |
| | | | | | - |
| | | | | | |
| **G&A: Legal & Professional** | | | | | |
| Ashley Jajtner | 12/31/2022 | Dec Accounting Services | 65610 Finance | $ | 4,180 |
| Optima Office, Inc. | 12/15/2022 | Bookkeeper 20.90 | 65610 Finance | $ | 1,003 |
| Optima Office, Inc. | 12/31/2022 | Bookkeeper 13 hrs. + 11.99 Expenses | 65610 Finance | $ | 636 |
| Fishman Ventures | 12/1/2022 | Digital Marketing Consulting (allocation per JM) | Professional Fees - Other | $ | 1,000 |
| **Total G&A: Legal & Professional** | | | | $ | 6,819 |
| | | | | | - |
| | | | | | |
| **G&A: Travel & Entertainment** | | | | | |
| destiny@pureboost.com | 12/12/2022 | Uber - Uber from office to hotel | 65410 Transportation | $ | 15 |
| destiny@pureboost.com | 12/12/2022 | Uber - From hotel to airport | 65410 Transportation | $ | 63 |
| destiny@pureboost.com | 12/12/2022 | Uber - From airport to hotel | 65410 Transportation | $ | 89 |
| destiny@pureboost.com | 12/12/2022 | United airlines - Flight | 65410 Transportation | $ | 617 |
| destiny@pureboost.com | 12/12/2022 | Hilton - Hotel | 65420 Lodging | $ | 664 |
| destiny@pureboost.com | 12/12/2022 | Newark airport parking - Parking 12/5-12/8 at the airport | 65430 Parking/Mileage | $ | 260 |
| destiny@pureboost.com | 12/12/2022 | Little Purse - Airport breakfast | 65440 Meals - 50% | $ | 8 |
| destiny@pureboost.com | 12/12/2022 | Cafe Elysa - My portion of breakfast. Quiche and a drink | 65440 Meals - 50% | $ | 15 |
| destiny@pureboost.com | 12/12/2022 | District 1 Pho - Lunch - Dec 5 | 65440 Meals - 50% | $ | 19 |
| destiny@pureboost.com | 12/12/2022 | Nectarine Grove - Dinner - my portion. Fajita bowl and Olipop | 65440 Meals - 50% | $ | 20 |
| destiny@pureboost.com | 12/12/2022 | Hudson - Breakfast - San Diego airport | 65440 Meals - 50% | $ | 24 |
| edward@pureboost.com | 12/07/2022 | Uber | 65410 Transportation | $ | 39 |
| edward@pureboost.com | 12/07/2022 | Springhill Suites | 65420 Lodging | $ | 524 |
| edward@pureboost.com | 12/07/2022 | Papa Johns - CSB Holiday Lunch | 65440 Meals - 50% | $ | 191 |
| edward@pureboost.com | 12/07/2022 | Starbucks | 65450 Restaurant Meals - 100% (2021/2022) | $ | 10 |
| edward@pureboost.com | 12/07/2022 | Gasoline - 148 miles x 0.62 | 65410 Transportation | $ | 92 |
| Gillian Snyder | 12/06/2022 | Nectarine Grove - Team lunch | 65450 Restaurant Meals - 100% (2021/2022) | $ | 93 |
| Jay Mercer | 12/07/2022 | Stella Bar-conc C Clt | 65450 Restaurant Meals - 100% (2021/2022) | $ | 48 |
| Jay Mercer | 12/07/2022 | Corner Pizza | 65450 Restaurant Meals - 100% (2021/2022) | $ | 77 |
| Jay Mercer | 12/09/2022 | SpringHill Suites - Hotel Parking and Misc | 65410 Transportation | $ | 96 |
| Jay Mercer | 12/09/2022 | Charlotte Airport - Week of Parking | 65430 Parking/Mileage | $ | 120 |
| Jay Mercer | 12/09/2022 | Circle J - Fill up rental car | 65460 Other Travel Expenses | $ | 26 |
| Jay Mercer | 12/09/2022 | Uber - Uber - from Xmas Party back to hotel | 65460 Other Travel Expenses | $ | 33 |
| Jay Mercer | 12/09/2022 | 264 Fresco - Dinner with Edward Ro | 65450 Restaurant Meals - 100% (2021/2022) | $ | 237 |
| Jay Mercer | 12/09/2022 | Uber - Uber lift to Christmas Party (Del Mar) | 65460 Other Travel Expenses | $ | 39 |
| Jay Mercer | 12/09/2022 | Avis Car Rental - Week Trip to HQ office | 65460 Other Travel Expenses | $ | 390 |
| Jay Mercer | 12/09/2022 | In & Out Burger - Lunch | 65450 Restaurant Meals - 100% (2021/2022) | $ | 10 |
| Jay Mercer | 12/09/2022 | Board &Brew - Dinner - HQ Travel | 65450 Restaurant Meals - 100% (2021/2022) | $ | 35 |
| Jay Mercer | 12/09/2022 | Uber - Uber | 65460 Other Travel Expenses | $ | 36 |
| kira@pureboost.com | 12/07/2022 | Mendocino Farms - Team lunch - Jay in town | 65450 Restaurant Meals - 100% (2021/2022) | $ | 177 |
| kristina@pureboost.com | 12/07/2022 | 102.14 mi @ $0.625 / mi - Hilton Garden Inn Carlsbad to Burbank | 65460 Other Travel Expenses | $ | 64 |
| kristina@pureboost.com | 12/07/2022 | 102.22 mi @ $0.625 / mi - Burbank to Hilton Garden Inn Carlsbad | 65460 Other Travel Expenses | $ | 64 |
| kristina@pureboost.com | 12/07/2022 | Hilton Garden Inn | 65460 Other Travel Expenses | $ | 237 |
| | 12/07/2022 | TST* BEESIDE BALCONYDEL MAR       CA | 65450 Restaurant Meals - 100% (2021/2022) | $ | 1,691 |
| **Total G&A: Travel & Entertainment** | | | | $ | 6,124 |

|  | Date | Memo | Account | Amount |
|---|---|---|---|---|
| **G&A: Other Expenses** | | | | |
| Adobe Inc. | 12/10/2022 | ADOBE CREATIVE CLOUDSAN JOSE          CA | 65320 Software | $ 121 |
| Adobe Inc. | 12/21/2022 | ADOBE PHOTOGPHY PLANSAN JOSE          CA | 65320 Software | $ 10 |
| Clickup | 12/23/2022 | BT*CLICKUP        SAN DIEGO        CA | 65320 Software | $ 171 |
| DocuSign | 12/06/2022 | DocuSign        SEATTLE        WA | 65320 Software | $ 15 |
| Dropbox | 12/25/2022 | DROPBOX*76SP6TNNSTC1SAN FRANCISCO          CA | 65010 Dues and Subscriptions | $ 72 |
| Dropbox | 12/30/2022 | DROPBOX*76SP6TNNSTC1SAN FRANCISCO          CA | 65010 Dues and Subscriptions | $ 130 |
| edward@pureboost.com | 12/01/2022 | Verizon Wireless | 65230 Telephone Expense | $ 50 |
| Expensify | 12/01/2022 | Expensify, Inc. | 65320 Software | $ 50 |
| FedEx | 12/03/2022 | Fedex        800-463-3339        TN | 65020 Postage and Delivery | $ 85 |
| FedEx | 12/03/2022 | Fedex        800-463-3339        TN | 65020 Postage and Delivery | $ 80 |
| FedEx | 12/05/2022 | Fedex        800-463-3339        TN | 65020 Postage and Delivery | $ 201 |
| FedEx | 12/12/2022 | Fedex        800-463-3339        TN | 65020 Postage and Delivery | $ 177 |
| FedEx | 12/19/2022 | Fedex        800-463-3339        TN | 65020 Postage and Delivery | $ 86 |
| FedEx | 12/20/2022 | Fedex        800-463-3339        TN | 65020 Postage and Delivery | $ 18 |
| FedEx | 12/26/2022 | Fedex        800-463-3339        TN | 65020 Postage and Delivery | $ 29 |
| Gillian Snyder | 12/06/2022 | Shari's Berries - Destiny birthday/congrats gift | 65030 Office Supplies | $ 82 |
| GSuite | 12/01/2022 | GOOGLE *SVCSPUREBOOS G.CO/HELPPAY#     CA | 65010 Dues and Subscriptions | $ 12 |
| GSuite | 12/01/2022 | GOOGLE*GSUITE BODYGOCC GOOGLE.COM | 65010 Dues and Subscriptions | $ 18 |
| GSuite | 12/01/2022 | GOOGLE*GSUITE_PUREBOMOUNTAIN VIEW      CA | 65010 Dues and Subscriptions | $ 244 |
| Helium 10 | 12/01/2022 | HELIUM 10 CEREBRO  IRVINE        CA | 65320 Software | $ 76 |
| Jungle Scout | 12/23/2022 | JUNGLE SCOUT      AUSTIN        TX | 65320 Software | $ 69 |
| Kiln | 12/01/2022 | WWW.KILN.CO      LEHI        UT | 65200 Rent Expense | $ 3,500 |
| Melio | 12/08/2022 |  | 65060 Bank Service Charges | $ 2 |
| Melio | 12/29/2022 |  | 65060 Bank Service Charges | $ 2 |
| Microsoft | 12/03/2022 | MSFT * E0400L43CT  MSBILL.INFO      WA | 65010 Dues and Subscriptions | $ 100 |
| Microsoft | 12/04/2022 | MSFT *<E0400L4DQ5>  MSBILL.INFO | 65010 Dues and Subscriptions | $ 11 |
| Microsoft | 12/16/2022 | MSFT *<E0300LFVC9>  MSBILL.INFO | 65010 Dues and Subscriptions | $ 113 |
| QuickBooks | 12/16/2022 | INTUIT QUICKBOOKS  800-446-8848      CA | 65320 Software | $ 180 |
| Seller Labs Pro | 12/10/2022 | SELLER LABS PRO    ATHENS        GA | 65320 Software | $ 90 |
| SellerLegend | 12/09/2022 | SELLERLEGEND      SOUTHAM        WA | 65320 Software | $ 100 |
| Slack | 12/22/2022 | SLACK TFECG538A    SAN FRANCISCO      CA | 65010 Dues and Subscriptions | $ 79 |
| SOS Inventory | 12/06/2022 | SOS INVTY 888-545-41ARLINGTON        TX | 65010 Dues and Subscriptions | $ 120 |
| Sprout Social, Inc. | 12/06/2022 | SPROUT SOCIAL., INC  CHICAGO        IL | 65320 Software | $ 99 |
| Typeform SL | 12/02/2022 | TYPEFORM, S.L.    BARCELONA        BA | 65010 Dues and Subscriptions | $ 49 |
| Wask | 12/28/2022 |  | 65320 Software | $ 29 |
| Wask | 12/30/2022 | WASK INC        WILMINGTON        DE | 65320 Software | $ 49 |
| Zoom | 12/05/2022 | ZOOM.US 888-799-9666SAN JOSE        CA | 65320 Software | $ 79 |
| Zoom | 12/21/2022 | ZOOM.US 888-799-9666SAN JOSE        CA | 65320 Software | $ 60 |
|  | 12/31/2022 | Net AP Adjustments - uncollectible or stale invoices (immaterial) | 65030 Office Supplies | $ (577) |
|  | 12/31/2022 | Audit AJE: Domain Name Amortization | 69200 Amortization Expense | $ 1,063 |
| **Total G&A: Other Expenses** | | | | **$ 6,941** |
|  | | | | - |
| **Fundraising Expenses** | | | | |
| Capital Department | 12/05/2022 | Full service retainer, 12/12-01/11 | 80500 Fundraising Expenses | $ 13,065 |
| Leadloft | 12/22/2022 | LEADLOFT        MARINA DEL REY    CA | 80500 Fundraising Expenses | $ 2,000 |
| SalesEnable | 12/05/2022 | Inbox MaintenanceMonth 1: 5 week campaignlaunch and collaborative | 80500 Fundraising Expenses | $ 4,500 |
| Soper & Associates, P.C. | 12/02/2022 | Nov Hours | 80500 Fundraising Expenses | $ 1,880 |
| Soper & Associates, P.C. | 12/02/2022 | Nov Hours | 80500 Fundraising Expenses | $ 80 |
| Soper & Associates, P.C. | 12/31/2022 | July  Hours | 80500 Fundraising Expenses | $ 360 |
| Soper & Associates, P.C. | 12/31/2022 | Dec Hours | 80500 Fundraising Expenses | $ 1,480 |
| Soper & Associates, P.C. | 12/31/2022 | Oct'22  Hours | 80500 Fundraising Expenses | $ 2,360 |
| **Total Fundraising Expenses** | | | | **$ 25,725** |